August 14, 2009

Mr. John P. Nolan

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:	SCBT Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 001-12669

Dear Mr. Nolan:

The letter is provided on behalf of SCBT Financial Corporation (the “Company,” “SCBT,” “we,” or “our”)  in response to the letter from the Securities and Exchange Commission (“SEC”) dated July 24, 2009 (the “Request Letter”) related to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2008, Form 10-Q for the fiscal quarter ended March 31, 2009, and request for certain information.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings; and

•                  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Below we have outlined our response to the Request Letter.  For your convenience, we have restated the SEC’s comment (in italics) prior to our responses.

Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements

Note 4 — Investment Securities, page F-21

1) We note your response to comment 6 of our letter dated June 26, 2009.  We have the following additional comments:

•                  We reiterate our request from our previous comment letter for you to provide us with the following information;

a)            The relative significance you place on each piece of evidence used in your impairment analysis;

RESPONSE:

The following lists each piece of evidence and the rating of significance of each piece of evidence (based upon a high significance, medium significance or low significance) used in our impairment analysis:

•                  Discounted cash flow analysis (EITF 99-20, as amended) — High / Primary evidence

•                  The Company’s ability and intent to hold securities until recovery in value — High

•                  Excess subordination amount and as a percentage of performing collateral, as determined through a Stress / Break in yield analysis - High (the higher this ratio the stronger probability that the security will continue to perform as to principal and interest)

•                  Deferral/Default Summary — High

•                  Texas ratios* of underlying issuers in each pool — High

•                  Inactivity in the TRUPs origination market and secondary market, leading to our use of Level 3 pricing for GAAP fair valuations — Medium

•                  Credit ratings — Medium

•                  TARP recipients / pending recipients — Medium

•                  Risk Weighting analysis — Medium

•                  Length of time in unrealized loss position — Low

*The Texas ratio is defined to mean the amount of non-performing assets divided by the tangible capital plus the allowance for loan losses of a financial institution.

b)            The primary evidence you relied on to support a realizable value equal to or greater than the carrying value of the investment;

RESPONSE:

The Company primarily relies upon the discounted cash flow analysis generated under EITF 99-20, as amended, and the determination that this analysis provides that we would receive our contractual principal and interest by maturity for each trust preferred collateralized debt obligation (“TRUPs”) security.  The amount of excess subordination or cushion available (i.e., the additional defaults / deferrals it would take) before there is a break in yield or cash flow shortfall is another indicator of realizable value.

c)             The class of each security that you hold (mezzanine, senior...)

RESPONSE:

Included in the attached table 1 and 2 — similar to what was included in Note 3 — Investment securities of Form 10-Q for the period ended June 30, 2009.

•                  Please tell us and revise future filings to disclose if principal and interest payments are still being made on a timely basis for each security.

RESPONSE:

Included in the attached table 1 and 2 — similar to what was included in Note 3 — Investment securities of Form 10-Q for the period ended June 30, 2009.

•                  Please provide us with the cash flow analyses you used to support a realizable value equal to or greater than the carrying value of the PreTSL IX B-3 and PreTSL X B-1 securities.

RESPONSE:

Please see the attachments for these cash flow analyses for PreTSL IX B-3 (attachment 3 & 5) and PreTSL X B-1 (attachment 4 & 6).

•                  Please confirm that you use the same methodology for all of your trust preferred securities.

RESPONSE:

We employed EITF 99-20, as amended, discounted cash flow analysis for all TRUPs holdings.

•                  Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-1 and FAS 124-1 and related guidance.

RESPONSE:

We primarily use discounted cash flow analysis to evaluate and support the realizable value equal to or greater than the carrying value of our TRUPs holdings.  Paragraph 13 of FSP FAS 115-1 and FAS 124-1 refers to EITF 99-20, and accordingly, we use an EITF 99-20 discounted cash flow analysis as the cornerstone for this evaluation.

•                  Specifically address the following related to the assumptions used in your cash flow analysis:

a)            Discount rate: tell us the discount rate used and how you determined it;

RESPONSE:

PreTSL IX B-3 discount rate used in the cash flow analysis was 5.32% for December 31, 2008 and 3.30% for March 31, 2009.

PreTSL X B-1 discount rate used in the cash flow analysis was 5.18% for December 31, 2008 and 3.17% for March 31, 2009.

These discount rates were determined by the current yield used to accrete the beneficial interest of each security as prescribed by EITF 99-20a, paragraph 12(b).  This current yield can and will change from quarter to quarter since these securities are variable rate instruments.

b)            Deferrals and defaults:

1)            Please tell us in detail how you developed your estimate of future deferrals and defaults.  Specifically tell us if and how you considered the specific collateral underlying each individual security;

RESPONSE:

For the periods ended December 31, 2008 and March 31, 2009, we used the following estimates of future deferrals / defaults:

75 basis points applied annually, with a 15% recovery rate after a two year lag, applied each year until maturity.  This scenario was developed from the following data:

•                  The FDIC lists the number of bank failures each year from 1934-2008.  Comparing bank failures to the number of FDIC institutions produces an annual average default rate of 36 basis points.

•                  AM Best published “Best’s Impairment Rate and Rating Transitions Study 1977-2006” in 2007 that states the average annual impairment rate for all insurers is 72 basis points.

•                  On November 21, 2008, Standard & Poor’s published “Global Methodology for Rating Trust Preferred / Hybrid Securities Revised”.  This analysis uses a recovery assumption of 15%.

In computing a long-term default rate to be included in the PreTSL cash flow analysis, we used approximately two times the historical long-term bank default rate and approximately one times the historical long-term insurer impairment rate.

We also compared this set of analyses against other considerations, including specific consideration of the specific collateral underlying each individual security.  We looked at numerous metrics, including the Texas Ratio, for each issuer in the pools.  We considered the likelihood of defaults and compared these to the amount of additional deferrals /defaults necessary to incur a Break in Yield (i.e., the point at which we would not ultimately collect all contractual principal and interest, the contractual cash flows, by the maturity date of the security).

2)            Please tell us the dollar amount of deferrals and defaults experienced by the trust by quarter;

RESPONSE:

The amounts below represent both deferrals and defaults for the respective time periods.  The total current collateral for each deal is listed to the right.

			Total
			Current
(in thousands)	4Q 2008	1Q 2009	Collateral

PreTSL IX B-3	$0	$17,640	$450,030
PreTSL X B-1	$19,500	$37,500	$512,145

3)            Please tell us your estimate of future deferrals and defaults and compare your estimate to actual amounts experienced to date;

RESPONSE:

At December 31, 2008 and March 31, 2009, we estimated future deferrals / defaults at 75 basis points on the remaining performing collateral annually until maturity.  This assumption is in addition to the historical defaults.  These estimates used at December 31, 2008 and March 31, 2009 would provide for future additional defaults totaling approximately 19% (which is in addition to the defaults already experienced) that would be incurred over the remaining life of the securities.  This compares to actual cumulative amounts experienced to date in PreTSL IX of 11.7% and in PreTSL X of 17.9%.

4)            Tell us how you treat deferrals (e.g. — do you treat deferrals the same as defaults); and

RESPONSE:

We treat deferrals the same as defaults (assume all deferrals will default) for the two securities above and for all other TRUPs.

5)            Tell us about your recovery rate.

RESPONSE:

We assume a 15% recovery rate with a 2-year lag for all future deferrals/defaults on our TRUPs.  This rate is conceptually equal to about an eventual full recovery of principal on one out of every seven defaults.

•                  Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at December 31, 2008 and March 31, 2009.  Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

RESPONSE:

We monitor information regarding our TRUPs investments typically on a daily basis, but in terms of the financial reporting process this is done monthly.  We did consider information received after December 31, 2008 and March 31, 2009 balance sheet dates in our OTTI analysis.  It is not unusual for some issuers, if they are going to defer interest payments, to make such announcements at or very near a quarter-end.  However, we typically have advance knowledge (before quarter-end) that an amount of deferrals on collateral within a narrowly-specified range are forthcoming; but we do not know which specific issuer(s) will make the announcement(s).

In terms of total dollars of collateral on which dividends are deferred, there were no unanticipated amounts that were announced (by specific issuer name) subsequent to either the December 31, 2008 period end or the March 31, 2009 period end.

Subsequent to December 31, 2008, there were no credit rating changes to consider.  Subsequent to March 31, 2009, Fitch decreased its ratings from “A” to “CC” on all of our PreTSLs.  We considered this information but, since Moody’s about two weeks prior to that time had decreased its ratings from “A2” to “Ca” on all our PreTSLs, the Fitch action did not change our analysis or conclusions.

•                  Please revise future filings to clearly disclose how you calculate excess subordination and explain how the subordination percentage relates to other column descriptions in order for an investor to understand why this information is relevant and meaningful.

RESPONSE:

See attached table — similar to what was included in Note 3 — Investment securities and the related Notes to the table of Form 10-Q for the period ended June 30, 2009.  We have defined what the percentages in the table represent relative to excess subordination and deferrals / defaults and how that information is relevant and meaningful in relation to the securities we own.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Management’s Discussion and Analysis, page 16

Problem Loans, page 26

2) We note your response to comment 8 of our letter dated June 26, 2009.  Please revise future filings to include a discussion of the performance and progression of your four loan participations from Silverton Bank.

RESPONSE:

As noted, we will revise future filings to include a discussion of the performance and progression of these assets (Other Real Estate Owned or Loans) which resulted from the four loan participations from Silverton Bank — see Form 10-Q for the period ended June 30, 2009 within MD&A, subsection titled “Silverton Bank Loan Participations.”

Please contact the undersigned at (803) 765-4630 with any questions regarding this letter.  Thank you.

Sincerely,

/s/ John C. Pollok
John C. Pollok
Senior Executive Vice President and
Chief Financial Officer

cc:	Matt Snow, CPA, Member, Dixon Hughes PLLC
John Jennings, Nelson Mullins Riley & Scarborough LLP

SCBT Financial Corporation	TABLE 1
Pooled Trust Preferred Securities
(dollars in thousands)

									Excess
								Deferral /	Subordination
							Receiving	Defaults	as a % of
		#			12/31/2008		Principal /	% of	Current
		of	12/31/2008	12/31/2008	Unrealized	Credit	Interest	Current	Performing
Deal Name	Class	Issuers	Book Value	Fair Value	Gain (Loss)	Ratings (1)	Contractually (2)	Collateral (3)	Collateral (4)

PreTSL IX B-3	Mezzanine	51	$2,982	$1,945	$(1,037)	Ba3 / A	Yes / Yes	6.1%	22.3%
PreTSL X B-1	Mezzanine	58	3,500	1,576	(1,924)	B3 / A	Yes / Yes	12.1%	16.7%
PreTSL XVI C	Mezzanine	58	988	428	(560)	A2	Yes / Yes	6.9%	23.2%

Trust Preferred Securities - unrealized loss > 12 months			7,470	3,949	(3,521)

PreTSL X B-3	Mezzanine	58	979	450	(529)	B3 / A	Yes / Yes	12.1%	16.7%
PreTSL XI B-1	Mezzanine	67	3,000	1,605	(1,395)	B2 / A	Yes / Yes	9.4%	19.8%
PreTSL XIII B-2	Mezzanine	68	1,000	469	(531)	B3 / A	Yes / Yes	8.2%	24.5%
PreTSL XIV B-2	Mezzanine	63	1,800	1,032	(768)	Ba3 / A	Yes / Yes	4.2%	22.4%
MMCaps I A	Senior	29	2,762	2,578	(184)	Aa1 / AAA	Yes / Yes	9.2%	31.8%

Trust Preferred Securities - unrealized loss < 12 months			9,541	6,134	(3,407)

Total Trust Preferred Securities			$17,011	$10,083	$(6,928)

(1)  Credit Ratings represent Moody’s and Fitch ( S&P does not rate these securities).

(2)  Interest on this secuirty is currently not being paid in cash, but is being added (capitalized) to the bond balance, a process known as a payment in kind (“PIK”).  This is the result of a current, temporary interest shortfall being experienced due to the amount of deferrals / defaults within the given deal, and therefore, there is not enough interest available to pay the current interest on the given class of notes or breaching the principal coverage test of the class of notes immediately senior to the given class.  All securities were paying and current at 12/31/2008.

(3)  The ratio represents the amount of deferrals/defaults that is known or projected for the following quarter to the total amount of collateral for a given deal.  Fewer deferrals / defaults produce a lower ratio.

(4)  “Excess Subordination” amount is the additional defaults/deferrals necessary to deplete the entire credit enhancement (excess interest and (overcollaterialization) beneath our tranche within each pool to the point that would cause a “break in yield.”  A break in yield means that our security would not be expected to receive all the contractual cash flows (principal and interest) by maturity.  The “percent of current performing collateral” is the ratio of the “excess subordination amount” to current performing collateral - a higher percent means there is more excess subordination to absorb defaults/deferrals, and the better our security is protected from a shortfall in projected cash flows.

SCBT Financial Corporation	TABLE 2
Pooled Trust Preferred Securities
(dollars in thousands)

									Excess
								Deferral /	Subordination
							Receiving	Defaults	% of
		#			3/31/2009		Principal /	% of	Current
		of	3/31/2009	3/31/2009	Unrealized	Credit	Interest	Current	Performing
Deal Name	Class	Issuers	Book Value	Fair Value	Gain (Loss)	Ratings (1)	Contractually (2)	Collateral (3)	Collateral (4)

PreTSL IX B-3	Mezzanine	51	$2,982	$1,532	$(1,450)	Ca / CC	Yes / Yes	11.7%	16.6%
PreTSL X B-1	Mezzanine	58	3,500	1,329	(2,171)	Ca / CC	Yes / Yes	17.9%	9.5%
PreTSL X B-3	Mezzanine	58	979	379	(600)	Ca / CC	Yes / Yes	17.9%	9.5%
PreTSL XVI C	Mezzanine	58	997	129	(868)	Ca / CC	Yes / No	13.9%	15.6%

Trust Preferred Securities - unrealized loss > 12 months			$8,458	$3,369	$(5,089)

PreTSL XI B-1	Mezzanine	67	3,000	1,511	(1,489)	Ca / CC	Yes / Yes	10.3%	18.0%
PreTSL XIII B-2	Mezzanine	68	1,000	400	(600)	Ca / CC	Yes / Yes	12.1%	15.2%
PreTSL XIV B-2	Mezzanine	63	1,800	811	(989)	Ca / CC	Yes / Yes	8.4%	17.0%
MMCaps I A	Senior	29	2,760	2,173	(587)	A3 / AAA	Yes / Yes	9.2%	31.8%

Trust Preferred Securities - unrealized loss < 12 months			8,560	4,895	(3,665)

Total Trust Preferred Securities			$17,018	$8,264	$(8,754)

(1)  Credit Ratings represent Moody’s and Fitch ( S&P does not rate these securities).

(2)  Interest on this secuirty is currently not being paid in cash, but is being added (capitalized) to the bond balance, a process known as a payment in kind (“PIK”).  This is the result of a current, temporary interest shortfall being experienced due to the amount of deferrals / defaults within the given deal, and therefore, there is not enough interest available to pay the current interest on the given class of notes or breaching the principal coverage test of the class of notes immediately senior to the given class.  The Company had one TRUPs, PreTSL XVI C, PIKing.

(3)  The ratio represents the amount of deferrals/defaults that is known or projected for the following quarter to the total amount of collateral for a given deal.  Fewer deferrals / defaults produce a lower ratio.

(4)  “Excess Subordination” amount is the additional defaults/deferrals necessary to deplete the entire credit enhancement (excess interest and (overcollaterialization) beneath our tranche within each pool to the point that would cause a “break in yield.”  A break in yield means that our security would not be expected to receive all the contractual cash flows (principal and interest) by maturity.  The “percent of current performing collateral” is the ratio of the “excess subordination amount” to current performing collateral - a higher percent means there is more excess subordination to absorb defaults/deferrals, and the better our security is protected from a shortfall in projected cash flows.

ATTACHMENT 3

EITF 99-20 Other Than Temporary Impairment Cash Flow Testing
12/31/08		Customer Inputs	Face Amount		Discount Rate
			2,982,230		5.319830%
3M LIBOR (for all periods)	3.519830%
Spread	1.800000%	Outputs
Current Coupon/Yield	5.319830%	PV Previous	2,982,230	PV Current	2,982,230

Previously Projected Cashflows	September 30, 2008	Currently Projected Cashflows	December 31, 2008

Deal	Class	Description	Type	QIB	AI	Reg S
IX	B-3	Mezzanine Fixed/Floating	5 yr Fixed/Floating	74040XAE4	74040XAJ3	G7220PAE6

Assumptions:

Prepayments - 10% quarterly beginning 4/09. 100% on 7/10.

Defaults - 1.2% applied 4/09. 10% recovery with 2yr lag.

Specific Defaults:

Omni ($5mm bank issuer) defaults with 50% recovery 7/10.

Security Pacific ($5mm bank issuer) cures 7/10.

BankUnited ($17.6mm bank issuer) defers 1/09 with a 20% recovery on 1/11.

Projected Deferrals:

None

Assumptions:

Prepayments - 2% annually; 100% at maturity.

Defaults - 75 bps applied annually; 15% recovery with 2 yr lag.

Specific Defaults:

Omni Financial Services ($5mm bank issuer) defers 7/08 with 50% a recovery in 7/10.

Security Pacific Bancorp ($5mm bank issuer) defers 7/08 with a 0% recovery.

BankUnited ($17.6MM bank issuer) defers 1/09 with 20% recovery 1/11.

Projected Deferrals:

None

Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow
10/3/2008	2,982,230					2,982,230
1/3/2009	2,982,230	—	39,662	39,662	39,142	2,982,230	—	39,662	39,662	39,142
4/3/2009	2,982,230	—	39,662	39,662	38,628	2,982,230	—	39,662	39,662	38,628
7/3/2009	2,982,230	—	39,662	39,662	38,121	2,982,230	—	39,662	39,662	38,121
10/3/2009	2,982,230	—	39,662	39,662	37,621	2,982,230	—	39,662	39,662	37,621
1/3/2010	2,982,230	—	39,662	39,662	37,127	2,982,230	—	39,662	39,662	37,127
4/3/2010	2,982,230	—	39,662	39,662	36,640	2,982,230	—	39,662	39,662	36,640
7/3/2010	—	2,982,230	39,662	3,021,892	2,754,952	2,982,230	—	39,662	39,662	36,159
10/3/2010	—	—	—	—	—	2,982,230	—	39,662	39,662	35,684
1/3/2011	—	—	—	—	—	2,982,230	—	39,662	39,662	35,216
4/3/2011	—	—	—	—	—	2,982,230	—	39,662	39,662	34,754
7/3/2011	—	—	—	—	—	2,982,230	—	39,662	39,662	34,297
10/3/2011	—	—	—	—	—	2,982,230	—	39,662	39,662	33,847
1/3/2012	—	—	—	—	—	2,982,230	—	39,662	39,662	33,403
4/3/2012	—	—	—	—	—	2,982,230	—	39,662	39,662	32,965
7/3/2012	—	—	—	—	—	2,982,230	—	39,662	39,662	32,532
10/3/2012	—	—	—	—	—	2,982,230	—	39,662	39,662	32,105
1/3/2013	—	—	—	—	—	2,982,230	—	39,662	39,662	31,684
4/3/2013	—	—	—	—	—	2,982,230	—	39,662	39,662	31,268
7/3/2013	—	—	—	—	—	2,982,230	—	39,662	39,662	30,857
10/3/2013	—	—	—	—	—	2,982,230	—	39,662	39,662	30,452
1/3/2014	—	—	—	—	—	2,982,230	—	39,662	39,662	30,053
4/3/2014	—	—	—	—	—	2,982,230	—	39,662	39,662	29,658
7/3/2014	—	—	—	—	—	2,982,230	—	39,662	39,662	29,269
10/3/2014	—	—	—	—	—	2,982,230	—	39,662	39,662	28,885
1/3/2015	—	—	—	—	—	2,982,230	—	39,662	39,662	28,506
4/3/2015	—	—	—	—	—	2,982,230	—	39,662	39,662	28,132
7/3/2015	—	—	—	—	—	2,982,230	—	39,662	39,662	27,762
10/3/2015	—	—	—	—	—	2,982,230	—	39,662	39,662	27,398
1/3/2016	—	—	—	—	—	2,982,230	—	39,662	39,662	27,038
4/3/2016	—	—	—	—	—	2,982,230	—	39,662	39,662	26,684
7/3/2016	—	—	—	—	—	2,982,230	—	39,662	39,662	26,333
10/3/2016	—	—	—	—	—	2,982,230	—	39,662	39,662	25,988
1/3/2017	—	—	—	—	—	2,982,230	—	39,662	39,662	25,647
4/3/2017	—	—	—	—	—	2,982,230	—	39,662	39,662	25,310
7/3/2017	—	—	—	—	—	2,982,230	—	39,662	39,662	24,978
10/3/2017	—	—	—	—	—	2,982,230	—	39,662	39,662	24,650
1/3/2018	—	—	—	—	—	2,982,230	—	39,662	39,662	24,326
4/3/2018	—	—	—	—	—	2,982,230	—	39,662	39,662	24,007
7/3/2018	—	—	—	—	—	2,982,230	—	39,662	39,662	23,692
10/3/2018	—	—	—	—	—	2,982,230	—	39,662	39,662	23,381
1/3/2019	—	—	—	—	—	2,982,230	—	39,662	39,662	23,074
4/3/2019	—	—	—	—	—	2,982,230	—	39,662	39,662	22,771
7/3/2019	—	—	—	—	—	2,982,230	—	39,662	39,662	22,472
10/3/2019	—	—	—	—	—	2,982,230	—	39,662	39,662	22,178
1/3/2020	—	—	—	—	—	2,982,230	—	39,662	39,662	21,886
4/3/2020	—	—	—	—	—	2,982,230	—	39,662	39,662	21,599
7/3/2020	—	—	—	—	—	2,982,230	—	39,662	39,662	21,316
10/3/2020	—	—	—	—	—	2,982,230	—	39,662	39,662	21,036
1/3/2021	—	—	—	—	—	2,982,230	—	39,662	39,662	20,760
4/3/2021	—	—	—	—	—	2,982,230	—	39,662	39,662	20,487
7/3/2021	—	—	—	—	—	2,982,230	—	39,662	39,662	20,218
10/3/2021	—	—	—	—	—	2,982,230	—	39,662	39,662	19,953
1/3/2022	—	—	—	—	—	2,982,230	—	39,662	39,662	19,691

1

Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow
10/3/2008	2,982,230					2,982,230
4/3/2022	—	—	—	—	—	2,982,230	—	39,662	39,662	19,433
7/3/2022	—	—	—	—	—	2,982,230	—	39,662	39,662	19,178
10/3/2022	—	—	—	—	—	2,982,230	—	39,662	39,662	18,926
1/3/2023	—	—	—	—	—	2,982,230	—	39,662	39,662	18,678
4/3/2023	—	—	—	—	—	2,982,230	—	39,662	39,662	18,432
7/3/2023	—	—	—	—	—	2,982,230	—	39,662	39,662	18,191
10/3/2023	—	—	—	—	—	2,982,230	—	39,662	39,662	17,952
1/3/2024	—	—	—	—	—	2,982,230	—	39,662	39,662	17,716
4/3/2024	—	—	—	—	—	2,982,230	—	39,662	39,662	17,484
7/3/2024	—	—	—	—	—	2,982,230	—	39,662	39,662	17,254
10/3/2024	—	—	—	—	—	2,982,230	—	39,662	39,662	17,028
1/3/2025	—	—	—	—	—	2,982,230	—	39,662	39,662	16,804
4/3/2025	—	—	—	—	—	2,982,230	—	39,662	39,662	16,584
7/3/2025	—	—	—	—	—	2,982,230	—	39,662	39,662	16,366
10/3/2025	—	—	—	—	—	2,982,230	—	39,662	39,662	16,151
1/3/2026	—	—	—	—	—	2,982,230	—	39,662	39,662	15,939
4/3/2026	—	—	—	—	—	2,982,230	—	39,662	39,662	15,730
7/3/2026	—	—	—	—	—	2,982,230	—	39,662	39,662	15,524
10/3/2026	—	—	—	—	—	2,982,230	—	39,662	39,662	15,320
1/3/2027	—	—	—	—	—	2,982,230	—	39,662	39,662	15,119
4/3/2027	—	—	—	—	—	2,982,230	—	39,662	39,662	14,920
7/3/2027	—	—	—	—	—	2,982,230	—	39,662	39,662	14,724
10/3/2027	—	—	—	—	—	2,982,230	—	39,662	39,662	14,531
1/3/2028	—	—	—	—	—	2,982,230	—	39,662	39,662	14,340
4/3/2028	—	—	—	—	—	2,982,230	—	39,662	39,662	14,152
7/3/2028	—	—	—	—	—	2,982,230	—	39,662	39,662	13,967
10/3/2028	—	—	—	—	—	2,982,230	—	39,662	39,662	13,783
1/3/2029	—	—	—	—	—	2,982,230	—	39,662	39,662	13,602
4/3/2029	—	—	—	—	—	2,982,230	—	39,662	39,662	13,424
7/3/2029	—	—	—	—	—	2,982,230	—	39,662	39,662	13,248
10/3/2029	—	—	—	—	—	2,982,230	—	39,662	39,662	13,074
1/3/2030	—	—	—	—	—	2,982,230	—	39,662	39,662	12,902
4/3/2030	—	—	—	—	—	2,909,224	73,006	39,662	112,668	36,170
7/3/2030	—	—	—	—	—	2,895,667	13,558	38,691	52,249	16,553
10/3/2030	—	—	—	—	—	2,882,137	13,529	38,511	52,040	16,271
1/3/2031	—	—	—	—	—	2,867,553	14,584	38,331	52,916	16,327
4/3/2031	—	—	—	—	—	2,773,745	93,808	38,137	131,945	40,178
7/3/2031	—	—	—	—	—	2,760,166	13,579	36,890	50,469	15,166
10/3/2031	—	—	—	—	—	2,746,607	13,559	36,709	50,268	14,907
1/3/2032	—	—	—	—	—	2,732,189	14,418	36,529	50,947	14,911
4/3/2032	—	—	—	—	—	2,639,156	93,034	36,337	129,371	37,366
7/3/2032	—	—	—	—	—	2,626,250	12,906	35,100	48,005	13,683
10/3/2032	—	—	—	—	—	2,612,716	13,534	34,928	48,462	13,632
1/3/2033	—	—	—	—	—	2,598,439	14,277	34,748	49,025	13,610
4/3/2033	—	—	—	—	—	—	2,598,439	34,558	2,632,998	721,340

		2,982,230	277,637	3,259,867	2,982,230		2,982,230	3,850,435	6,832,665	2,982,230

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Midwest Securities Corp (MWRE) are wholly owned subsidiaries of FTB. FFSC and MWRE are members of the FINRA and SIPC—http://www.sipc.org/. Equity research is provided by MWRE. FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

This message is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, employee or agent responsible to deliver it to the intended recipient, you are hereby notified that reading, disseminating, distributing or copying this communication is strictly prohibited.

2

ATTACHMENT 4

EITF 99-20 Other Than Temporary Impairment Cash Flow Testing
12/31/08			Customer Inputs	Face Amount		Discount Rate
				3,500,000		5.176250%
3M LIBOR (for all periods)	3.476250%		Outputs
Spread	1.700000%		PV Previous	3,500,000	PV Current	3,500,000
Current Coupon/Yield	5.176250%

Previously Projected Cashflows		September 30, 2008	Currently Projected Cashflows		December 31, 2008

Deal	Class	Description	Type	QIB	AI	Reg S
X	B-1	Mezzanine Floating	Floating	74040YAD4	74040YAM4	G7221MAD4

Assumptions:

Prepayments - 10% quarterly beginning 4/09.  100% on 10/10.

Defaults - 1.2% applied 7/09.  10% recovery after 2yrs.

Specific Defaults:

Security Pacific ($5mm bank issuer) cures 7/10.

AmericanWest ($3mm bank issuer) defers 10/08 with a 80% recovery on 10/10.

Triangle ($9.5mm bank issuer) defers 10/08 with a 50% recovery.

Sargent ($7mm bank issuer) defers 10/08 with a 80% recovery on 10/10.

Projected Deferrals:

None

Assumptions:

Prepayments -  2% annually; 100% at maturity.

Defaults - 75 bps applied annually;  15% recovery with 2 yr lag.

Specific Defaults:

Security Pacific ($5mm bank issuer) defers 7/08 with 0 recovery.

AmericanWest ($3mm bank issuer) defers 10/08 with a 80% recovery on 10/10.

Triangle ($9.5mm bank issuer) defers 10/08 with a 0% recovery.

Sargent ($7mm bank issuer) defers 10/08 with a 80% recovery on 10/10.

Corus Bankshares ($28mm bank issuer) defers 1/09 with 50% recovery in 1/11.

BancMidwest Corp ($5mm bank issuer) defers 1/09 with a 50% recovery 1/11.

Cherokee Bancshares ($5mm bank issuer) defers 1/09 with a 50% recovery on 1/11.

Projected Deferrals:

None

Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow
10/3/2008	3,500,000					3,500,000
1/3/2009	3,500,000	—	45,292	45,292	44,714	3,500,000	—	45,292	45,292	44,714
4/3/2009	3,500,000	—	45,292	45,292	44,142	3,500,000	—	45,292	45,292	44,142
7/3/2009	3,500,000	—	45,292	45,292	43,578	3,500,000	—	45,292	45,292	43,578
10/3/2009	3,500,000	—	45,292	45,292	43,022	3,500,000	—	45,292	45,292	43,022
1/3/2010	3,500,000	—	45,292	45,292	42,472	3,500,000	—	45,292	45,292	42,472
4/3/2010	3,500,000	—	45,292	45,292	41,929	3,500,000	—	45,292	45,292	41,929
7/3/2010	3,499,694	306	45,292	45,598	41,673	3,500,000	—	45,292	45,292	41,394
10/3/2010	—	3,499,694	45,288	3,544,982	3,198,469	3,500,000	—	45,292	45,292	40,865
1/3/2011	—	—	—	—	—	3,500,000	—	45,292	45,292	40,343
4/3/2011	—	—	—	—	—	3,500,000	—	45,292	45,292	39,828
7/3/2011	—	—	—	—	—	3,500,000	—	45,292	45,292	39,319
10/3/2011	—	—	—	—	—	3,500,000	—	45,292	45,292	38,816
1/3/2012	—	—	—	—	—	3,500,000	—	45,292	45,292	38,321
4/3/2012	—	—	—	—	—	3,500,000	—	45,292	45,292	37,831
7/3/2012	—	—	—	—	—	3,500,000	—	45,292	45,292	37,348
10/3/2012	—	—	—	—	—	3,500,000	—	45,292	45,292	36,871
1/3/2013	—	—	—	—	—	3,500,000	—	45,292	45,292	36,400
4/3/2013	—	—	—	—	—	3,500,000	—	45,292	45,292	35,934
7/3/2013	—	—	—	—	—	3,500,000	—	45,292	45,292	35,475
10/3/2013	—	—	—	—	—	3,500,000	—	45,292	45,292	35,022
1/3/2014	—	—	—	—	—	3,500,000	—	45,292	45,292	34,575
4/3/2014	—	—	—	—	—	3,500,000	—	45,292	45,292	34,133
7/3/2014	—	—	—	—	—	3,500,000	—	45,292	45,292	33,697
10/3/2014	—	—	—	—	—	3,500,000	—	45,292	45,292	33,267
1/3/2015	—	—	—	—	—	3,500,000	—	45,292	45,292	32,842
4/3/2015	—	—	—	—	—	3,500,000	—	45,292	45,292	32,422
7/3/2015	—	—	—	—	—	3,500,000	—	45,292	45,292	32,008
10/3/2015	—	—	—	—	—	3,500,000	—	45,292	45,292	31,599
1/3/2016	—	—	—	—	—	3,500,000	—	45,292	45,292	31,195
4/3/2016	—	—	—	—	—	3,500,000	—	45,292	45,292	30,797
7/3/2016	—	—	—	—	—	3,500,000	—	45,292	45,292	30,403
10/3/2016	—	—	—	—	—	3,500,000	—	45,292	45,292	30,015
1/3/2017	—	—	—	—	—	3,500,000	—	45,292	45,292	29,631
4/3/2017	—	—	—	—	—	3,500,000	—	45,292	45,292	29,253
7/3/2017	—	—	—	—	—	3,500,000	—	45,292	45,292	28,879
10/3/2017	—	—	—	—	—	3,500,000	—	45,292	45,292	28,510
1/3/2018	—	—	—	—	—	3,500,000	—	45,292	45,292	28,146
4/3/2018	—	—	—	—	—	3,500,000	—	45,292	45,292	27,786
7/3/2018	—	—	—	—	—	3,500,000	—	45,292	45,292	27,431
10/3/2018	—	—	—	—	—	3,500,000	—	45,292	45,292	27,081
1/3/2019	—	—	—	—	—	3,500,000	—	45,292	45,292	26,735
4/3/2019	—	—	—	—	—	3,500,000	—	45,292	45,292	26,393
7/3/2019	—	—	—	—	—	3,500,000	—	45,292	45,292	26,056
10/3/2019	—	—	—	—	—	3,500,000	—	45,292	45,292	25,723
1/3/2020	—	—	—	—	—	3,500,000	—	45,292	45,292	25,395
4/3/2020	—	—	—	—	—	3,500,000	—	45,292	45,292	25,070
7/3/2020	—	—	—	—	—	3,500,000	—	45,292	45,292	24,750
10/3/2020	—	—	—	—	—	3,500,000	—	45,292	45,292	24,434
1/3/2021	—	—	—	—	—	3,500,000	—	45,292	45,292	24,122
4/3/2021	—	—	—	—	—	3,500,000	—	45,292	45,292	23,814
7/3/2021	—	—	—	—	—	3,500,000	—	45,292	45,292	23,509
10/3/2021	—	—	—	—	—	3,500,000	—	45,292	45,292	23,209

1

Date	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow	Balance	Principal	Interest	Total Cashflow	Discounted Cashflow
10/3/2008	3,500,000					3,500,000
1/3/2022	—	—	—	—	—	3,500,000	—	45,292	45,292	22,912
4/3/2022	—	—	—	—	—	3,500,000	—	45,292	45,292	22,620
7/3/2022	—	—	—	—	—	3,500,000	—	45,292	45,292	22,331
10/3/2022	—	—	—	—	—	3,500,000	—	45,292	45,292	22,045
1/3/2023	—	—	—	—	—	3,500,000	—	45,292	45,292	21,764
4/3/2023	—	—	—	—	—	3,500,000	—	45,292	45,292	21,486
7/3/2023	—	—	—	—	—	3,500,000	—	45,292	45,292	21,211
10/3/2023	—	—	—	—	—	3,500,000	—	45,292	45,292	20,940
1/3/2024	—	—	—	—	—	3,500,000	—	45,292	45,292	20,673
4/3/2024	—	—	—	—	—	3,500,000	—	45,292	45,292	20,409
7/3/2024	—	—	—	—	—	3,500,000	—	45,292	45,292	20,148
10/3/2024	—	—	—	—	—	3,500,000	—	45,292	45,292	19,891
1/3/2025	—	—	—	—	—	3,500,000	—	45,292	45,292	19,636
4/3/2025	—	—	—	—	—	3,500,000	—	45,292	45,292	19,386
7/3/2025	—	—	—	—	—	3,500,000	—	45,292	45,292	19,138
10/3/2025	—	—	—	—	—	3,500,000	—	45,292	45,292	18,893
1/3/2026	—	—	—	—	—	3,500,000	—	45,292	45,292	18,652
4/3/2026	—	—	—	—	—	3,500,000	—	45,292	45,292	18,414
7/3/2026	—	—	—	—	—	3,500,000	—	45,292	45,292	18,179
10/3/2026	—	—	—	—	—	3,500,000	—	45,292	45,292	17,946
1/3/2027	—	—	—	—	—	3,500,000	—	45,292	45,292	17,717
4/3/2027	—	—	—	—	—	3,500,000	—	45,292	45,292	17,491
7/3/2027	—	—	—	—	—	3,500,000	—	45,292	45,292	17,267
10/3/2027	—	—	—	—	—	3,500,000	—	45,292	45,292	17,047
1/3/2028	—	—	—	—	—	3,500,000	—	45,292	45,292	16,829
4/3/2028	—	—	—	—	—	3,500,000	—	45,292	45,292	16,614
7/3/2028	—	—	—	—	—	3,500,000	—	45,292	45,292	16,402
10/3/2028	—	—	—	—	—	3,500,000	—	45,292	45,292	16,192
1/3/2029	—	—	—	—	—	3,500,000	—	45,292	45,292	15,985
4/3/2029	—	—	—	—	—	3,500,000	—	45,292	45,292	15,781
7/3/2029	—	—	—	—	—	3,500,000	—	45,292	45,292	15,579
10/3/2029	—	—	—	—	—	3,500,000	—	45,292	45,292	15,380
1/3/2030	—	—	—	—	—	3,500,000	—	45,292	45,292	15,184
4/3/2030	—	—	—	—	—	3,500,000	—	45,292	45,292	14,990
7/3/2030	—	—	—	—	—	3,500,000	—	45,292	45,292	14,798
10/3/2030	—	—	—	—	—	3,500,000	—	45,292	45,292	14,609
1/3/2031	—	—	—	—	—	3,500,000	—	45,292	45,292	14,423
4/3/2031	—	—	—	—	—	3,500,000	—	45,292	45,292	14,239
7/3/2031	—	—	—	—	—	3,493,554	6,446	45,292	51,738	16,057
10/3/2031	—	—	—	—	—	3,478,008	15,546	45,209	60,755	18,615
1/3/2032	—	—	—	—	—	3,463,188	14,820	45,008	59,828	18,096
4/3/2032	—	—	—	—	—	3,447,602	15,586	44,816	60,401	18,036
7/3/2032	—	—	—	—	—	3,335,515	112,087	44,614	156,702	46,195
10/3/2032	—	—	—	—	—	3,319,902	15,613	43,164	58,777	17,106
1/3/2033	—	—	—	—	—	3,304,396	15,505	42,962	58,467	16,798
4/3/2033	—	—	—	—	—	2,643,266	661,130	42,761	703,891	199,652
7/3/2033	—	—	—	—	—	—	2,643,266	34,206	2,677,472	749,739

		3,500,000	362,334	3,862,334	3,500,000		3,500,000	4,464,327	7,964,327	3,500,000

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security. All herein listed securities are subject to availability and change in price. Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB). FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Midwest Securities Corp (MWRE) are wholly owned subsidiaries of FTB. FFSC and MWRE are members of the FINRA and SIPC—http://www.sipc.org/. Equity research is provided by MWRE. FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

This message is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law. If the reader of this message is not the intended recipient, employee or agent responsible to deliver it to the intended recipient, you are hereby notified that reading, disseminating, distributing or copying this communication is strictly prohibited.

2

ATTACHMENT 5

EITF 99-20 Other Than Temporary Impairment Cash Flow Testing

03/31/09

Input	Original Face:	3,000,000		3,000,000	current face
Input 3/31	Book Value	2,982,329		99.41	book price
Input	Scenario #	1				RESULTS				Discount Rate
Floating Rate Description		Current Qtr				PV for Previous Qtr Projected Cash Flows			2,982,329	3.30%
3M LIBOR (for all periods)		1.466250%				PV for Current Qtr Projected Cash Flows			2,982,299	3.30%
Spread		1.800000%					Change		(30)
Current Coupon/Yield		3.266250%					% Change		0.00%

Previously Projected Cashflows			December 31, 2008			Currently Projected Cashflows		March 31, 2009

		Deal	Class	Description	Type	QIB	AI	Reg S
		IX	B-3	Mezzanine Fixed/Floating	5 yr Fixed/Floating	74040XAE4	74040XAJ3	G7220PAE6

Assumptions:

Prepayments - 2% annually; 100% at maturity.

Defaults - 75 bps applied annually; 15% recovery with 2 yr lag.

Specific Defaults:

Omni Financial Services ($5mm bank issuer) defers 7/08 with 50% recovery 7/10.

Security Pacific Bancorp ($5mm bank issuer) defers 7/08 with 0% recovery.

BankUnited ($17.6MM bank issuer) defers 1/09 with 20% recovery 1/11.

Projected Deferrals:

None

Assumptions:

Prepayments - 2% annually; 100% at maturity.

Scenario 1 (Base) Defaults - 75 bps applied annually; 15% recovery with 2 yr lag.

Specific Deferrals/Defaults:

Omni Financial Services, Inc. ($5mm bank issuer) defers 7/08 with 15% a recovery in 7/10.

Security Pacific Bancorp ($5mm bank issuer) defers 7/08 with a 0% recovery.

BankUnited Financial Corporation ($17.64MM bank issuer) defers 1/09 with 15% recovery 1/11.

Projected Deferrals/Defaults:

BankAtlantic Bancorp, Inc. ($25.2MM bank issuer) defers 4/09 with 15% recovery 4/11.

IRR	PV disc @	IRR	PV disc @
3.30%	3.30%	3.30%	3.30%

				Total	Discounted				Total	Discounted
Date	Balance	Principal	Interest	Cashflow	Cashflow	Balance	Principal	Interest	Cashflow	Cashflow
Book Value				(2,982,329)		Book Value			(2,982,329)
Net PV					2,982,329	Net PV				2,982,299
1/3/2009	3,000,000					3,000,000
4/3/2009	3,000,000	—	24,497	24,497	24,296	3,000,000	—	24,497	24,497	24,296
7/3/2009	3,000,000	—	24,497	24,497	24,097	3,000,000	—	24,497	24,497	24,097
10/3/2009	3,000,000	—	24,497	24,497	23,900	3,000,000	—	24,497	24,497	23,900
1/3/2010	3,000,000	—	24,497	24,497	23,704	3,000,000	—	24,497	24,497	23,704
4/3/2010	3,000,000	—	24,497	24,497	23,510	3,000,000	—	24,497	24,497	23,510
7/3/2010	3,000,000	—	24,497	24,497	23,318	3,000,000	—	24,497	24,497	23,318
10/3/2010	3,000,000	—	24,497	24,497	23,127	3,000,000	—	24,497	24,497	23,127
1/3/2011	3,000,000	—	24,497	24,497	22,938	3,000,000	—	24,497	24,497	22,938
4/3/2011	3,000,000	—	24,497	24,497	22,750	3,000,000	—	24,497	24,497	22,750
7/3/2011	3,000,000	—	24,497	24,497	22,564	3,000,000	—	24,497	24,497	22,564
10/3/2011	3,000,000	—	24,497	24,497	22,379	3,000,000	—	24,497	24,497	22,379
1/3/2012	3,000,000	—	24,497	24,497	22,196	3,000,000	—	24,497	24,497	22,196
4/3/2012	3,000,000	—	24,497	24,497	22,014	3,000,000	—	24,497	24,497	22,014
7/3/2012	3,000,000	—	24,497	24,497	21,834	3,000,000	—	24,497	24,497	21,834
10/3/2012	3,000,000	—	24,497	24,497	21,655	3,000,000	—	24,497	24,497	21,655
1/3/2013	3,000,000	—	24,497	24,497	21,478	3,000,000	—	24,497	24,497	21,478
4/3/2013	3,000,000	—	24,497	24,497	21,302	3,000,000	—	24,497	24,497	21,302
7/3/2013	3,000,000	—	24,497	24,497	21,127	3,000,000	—	24,497	24,497	21,127
10/3/2013	3,000,000	—	24,497	24,497	20,954	3,000,000	—	24,497	24,497	20,954
1/3/2014	3,000,000	—	24,497	24,497	20,783	3,000,000	—	24,497	24,497	20,783
4/3/2014	3,000,000	—	24,497	24,497	20,613	3,000,000	—	24,497	24,497	20,613
7/3/2014	3,000,000	—	24,497	24,497	20,444	3,000,000	—	24,497	24,497	20,444
10/3/2014	3,000,000	—	24,497	24,497	20,277	3,000,000	—	24,497	24,497	20,277
1/3/2015	3,000,000	—	24,497	24,497	20,111	3,000,000	—	24,497	24,497	20,111
4/3/2015	3,000,000	—	24,497	24,497	19,946	3,000,000	—	24,497	24,497	19,946
7/3/2015	3,000,000	—	24,497	24,497	19,783	3,000,000	—	24,497	24,497	19,783
10/3/2015	3,000,000	—	24,497	24,497	19,621	3,000,000	—	24,497	24,497	19,621
1/3/2016	3,000,000	—	24,497	24,497	19,460	3,000,000	—	24,497	24,497	19,460
4/3/2016	3,000,000	—	24,497	24,497	19,301	3,000,000	—	24,497	24,497	19,301
7/3/2016	3,000,000	—	24,497	24,497	19,143	3,000,000	—	24,497	24,497	19,143
10/3/2016	3,000,000	—	24,497	24,497	18,986	3,000,000	—	24,497	24,497	18,986
1/3/2017	3,000,000	—	24,497	24,497	18,831	3,000,000	—	24,497	24,497	18,831
4/3/2017	3,000,000	—	24,497	24,497	18,676	3,000,000	—	24,497	24,497	18,676
7/3/2017	3,000,000	—	24,497	24,497	18,523	3,000,000	—	24,497	24,497	18,523
10/3/2017	3,000,000	—	24,497	24,497	18,372	3,000,000	—	24,497	24,497	18,372
1/3/2018	3,000,000	—	24,497	24,497	18,221	3,000,000	—	24,497	24,497	18,221
4/3/2018	3,000,000	—	24,497	24,497	18,072	3,000,000	—	24,497	24,497	18,072
7/3/2018	3,000,000	—	24,497	24,497	17,924	3,000,000	—	24,497	24,497	17,924

1

IRR	PV disc @	IRR	PV disc @
3.30%	3.30%	3.30%	3.30%

				Total	Discounted				Total	Discounted
Date	Balance	Principal	Interest	Cashflow	Cashflow	Balance	Principal	Interest	Cashflow	Cashflow
10/3/2018	3,000,000	—	24,497	24,497	17,778	3,000,000	—	24,497	24,497	17,778
1/3/2019	3,000,000	—	24,497	24,497	17,632	3,000,000	—	24,497	24,497	17,632
4/3/2019	3,000,000	—	24,497	24,497	17,488	3,000,000	—	24,497	24,497	17,488
7/3/2019	3,000,000	—	24,497	24,497	17,344	3,000,000	—	24,497	24,497	17,344
10/3/2019	3,000,000	—	24,497	24,497	17,202	3,000,000	—	24,497	24,497	17,202
1/3/2020	3,000,000	—	24,497	24,497	17,062	3,000,000	—	24,497	24,497	17,062
4/3/2020	3,000,000	—	24,497	24,497	16,922	3,000,000	—	24,497	24,497	16,922
7/3/2020	3,000,000	—	24,497	24,497	16,783	3,000,000	—	24,497	24,497	16,783
10/3/2020	3,000,000	—	24,497	24,497	16,646	3,000,000	—	24,497	24,497	16,646
1/3/2021	3,000,000	—	24,497	24,497	16,510	3,000,000	—	24,497	24,497	16,510
4/3/2021	3,000,000	—	24,497	24,497	16,375	3,000,000	—	24,497	24,497	16,375
7/3/2021	3,000,000	—	24,497	24,497	16,240	3,000,000	—	24,497	24,497	16,240
10/3/2021	3,000,000	—	24,497	24,497	16,107	3,000,000	—	24,497	24,497	16,107
1/3/2022	3,000,000	—	24,497	24,497	15,976	3,000,000	—	24,497	24,497	15,976
4/3/2022	3,000,000	—	24,497	24,497	15,845	3,000,000	—	24,497	24,497	15,845
7/3/2022	3,000,000	—	24,497	24,497	15,715	3,000,000	—	24,497	24,497	15,715
10/3/2022	3,000,000	—	24,497	24,497	15,586	3,000,000	—	24,497	24,497	15,586
1/3/2023	3,000,000	—	24,497	24,497	15,459	3,000,000	—	24,497	24,497	15,459
4/3/2023	3,000,000	—	24,497	24,497	15,332	3,000,000	—	24,497	24,497	15,332
7/3/2023	3,000,000	—	24,497	24,497	15,207	3,000,000	—	24,497	24,497	15,207
10/3/2023	3,000,000	—	24,497	24,497	15,082	3,000,000	—	24,497	24,497	15,082
1/3/2024	3,000,000	—	24,497	24,497	14,959	3,000,000	—	24,497	24,497	14,959
4/3/2024	3,000,000	—	24,497	24,497	14,836	3,000,000	—	24,497	24,497	14,836
7/3/2024	3,000,000	—	24,497	24,497	14,715	3,000,000	—	24,497	24,497	14,715
10/3/2024	3,000,000	—	24,497	24,497	14,594	3,000,000	—	24,497	24,497	14,594
1/3/2025	3,000,000	—	24,497	24,497	14,475	3,000,000	—	24,497	24,497	14,475
4/3/2025	3,000,000	—	24,497	24,497	14,356	3,000,000	—	24,497	24,497	14,356
7/3/2025	3,000,000	—	24,497	24,497	14,239	3,000,000	—	24,497	24,497	14,239
10/3/2025	3,000,000	—	24,497	24,497	14,122	3,000,000	—	24,497	24,497	14,122
1/3/2026	3,000,000	—	24,497	24,497	14,007	3,000,000	—	24,497	24,497	14,007
4/3/2026	3,000,000	—	24,497	24,497	13,892	3,000,000	—	24,497	24,497	13,892
7/3/2026	3,000,000	—	24,497	24,497	13,778	3,000,000	—	24,497	24,497	13,778
10/3/2026	3,000,000	—	24,497	24,497	13,665	3,000,000	—	24,497	24,497	13,665
1/3/2027	3,000,000	—	24,497	24,497	13,554	3,000,000	—	24,497	24,497	13,554
4/3/2027	3,000,000	—	24,497	24,497	13,443	3,000,000	—	24,497	24,497	13,443
7/3/2027	3,000,000	—	24,497	24,497	13,333	3,000,000	—	24,497	24,497	13,333
10/3/2027	3,000,000	—	24,497	24,497	13,223	3,000,000	—	24,497	24,497	13,223
1/3/2028	3,000,000	—	24,497	24,497	13,115	3,000,000	—	24,497	24,497	13,115
4/3/2028	3,000,000	—	24,497	24,497	13,008	3,000,000	—	24,497	24,497	13,008
7/3/2028	3,000,000	—	24,497	24,497	12,901	3,000,000	—	24,497	24,497	12,901
10/3/2028	3,000,000	—	24,497	24,497	12,796	3,000,000	—	24,497	24,497	12,796
1/3/2029	3,000,000	—	24,497	24,497	12,691	3,000,000	—	24,497	24,497	12,691
4/3/2029	3,000,000	—	24,497	24,497	12,587	3,000,000	—	24,497	24,497	12,587
7/3/2029	3,000,000	—	24,497	24,497	12,484	3,000,000	—	24,497	24,497	12,484
10/3/2029	3,000,000	—	24,497	24,497	12,382	3,000,000	—	24,497	24,497	12,382
1/3/2030	3,000,000	—	24,497	24,497	12,280	3,000,000	—	24,497	24,497	12,280
4/3/2030	2,926,559	73,441	24,497	97,938	48,694	2,982,806	17,194	24,497	41,691	20,729
7/3/2030	2,912,921	13,638	23,897	37,536	18,510	2,969,297	13,509	24,356	37,865	18,672
10/3/2030	2,899,311	13,610	23,786	37,396	18,290	2,955,892	13,404	24,246	37,651	18,415
1/3/2031	2,884,640	14,671	23,675	38,346	18,601	2,941,231	14,662	24,137	38,798	18,821
4/3/2031	2,790,273	94,367	23,555	117,921	56,734	2,850,183	91,048	24,017	115,065	55,359
7/3/2031	2,776,613	13,660	22,784	36,445	17,391	2,836,603	13,579	23,274	36,853	17,585
10/3/2031	2,762,973	13,639	22,673	36,312	17,185	2,823,118	13,485	23,163	36,648	17,344
1/3/2032	2,748,469	14,504	22,561	37,065	17,398	2,808,630	14,488	23,053	37,541	17,621
4/3/2032	2,654,881	93,588	22,443	116,031	54,018	2,718,077	90,552	22,934	113,487	52,834
7/3/2032	2,641,899	12,982	21,679	34,661	16,004	2,705,196	12,881	22,195	35,076	16,196
10/3/2032	2,628,285	13,614	21,573	35,187	16,114	2,691,738	13,458	22,090	35,548	16,280
1/3/2033	2,613,923	14,362	21,462	35,824	16,271	2,677,239	14,499	21,980	36,479	16,569
4/3/2033	—	2,613,923	21,344	2,635,267	1,187,164	—	2,677,239	21,861	2,699,100	1,215,920

		3,000,000	2,353,666	5,353,666	2,982,329		3,000,000	2,359,539	5,359,539	2,982,299

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed.  This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.  All herein listed securities are subject to availability and change in price.  Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB).  FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Equity Capital Markets Corp (FTN Equity Capital) are wholly owned subsidiaries of FTB.  FFSC and FTN Equity Capital are members of the FINRA and SIPC—http://www.sipc.org/.  Equity research is provided by FTN Equity Capital.  FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

This message is intended only for the use of the individual or entity to which it is addressed and may contain information that is privileged, confidential and exempt from disclosure under applicable law.  If the reader of this message is not the intended recipient, employee or agent responsible to deliver it to the intended recipient, you are hereby notified that reading, disseminating, distributing or copying this communication is strictly prohibited.

2

ATTACHMENT 6

EITF 99-20 Other Than Temporary Impairment Cash Flow Testing

03/31/09

Input	Original Face:	3,500,000		3,500,000	current face
Input 3/31	Book Value	3,500,000		100.00	book price
Input	Scenario #	1					RESULTS			Discount Rate
Floating Rate Description		Current Qtr				PV for Previous Qtr Projected Cash Flows			3,500,000	3.17%
3M LIBOR (for all periods)		1.466250%				PV for Current Qtr Projected Cash Flows			3,500,000	3.17%
Spread		1.700000%					Change		—
Current Coupon/Yield		3.166250%					% Change		0.00%

Previously Projected Cashflows			December 31, 2008			Currently Projected Cashflows		March 31, 2009

		Deal	Class	Description	Type	QIB	AI	Reg S
		X	B-1	Mezzanine Floating	Floating	74040YAD4	74040YAM4	G7221MAD4

Assumptions:

Prepayments -  2% annually; 100% at maturity.

Defaults - 75 bps applied annually;  15% recovery with 2 yr lag.

Specific Defaults:

Security Pacific ($5mm bank issuer) defers 7/08 with 0% recovery.

AmericanWest ($3mm bank issuer) defers 10/08 with 80% recovery 10/10.

Triangle ($9.5mm bank issuer) defers 10/08 with 0% recovery.

Sargent ($7mm bank issuer) defers 10/08 with 80% recovery 10/10.

Corus Bankshares ($28mm bank issuer) defers 1/09 with 50% recovery 1/11.

BancMidwest Corp ($5mm bank issuer) defers 1/09 with 50% recovery 1/11.

Cherokee Bancshares ($5mm bank issuer) defers 1/09 with 50% recovery 1/11.

Projected Deferrals:

None

Assumptions:

Prepayments -  2% annually; 100% at maturity.

Scenario 1 (Base) Defaults - 75 bps applied annually;  15% recovery with 2 yr lag.

Specific Deferrals/Defaults:

Security Pacific Bancorp ($5mm bank issuer) defers 7/08 with 0 recovery.

AmericanWest Bancorporation ($3mm bank issuer) defers 10/08 with a 15% recovery on 10/10.

Triangle Financial Group, Inc. ($9.5mm bank issuer) defers 10/08 with a 0% recovery.

Sargent Investors, Inc. ($7mm bank issuer) defers 10/08 with a 15% recovery on 10/10.

Corus Bankshares, Inc. ($27.5mm bank issuer) defers 1/09 with 15% recovery in 1/11.

BancMidwest Corporation ($5mm bank issuer) defers 1/09 with a 15% recovery 1/11.

Cherokee Bancshares, Inc. ($5mm bank issuer) defers 1/09 with a 15% recovery on 1/11.

Projected Deferrals/Defaults:

BankAtlantic Bancorp Inc. ($24.8mm bank issuer) defers 4/09 with a 15% recovery 4/11.

FNB Bancorp ($5mm bank issuer) defers 4/09 with a 15% recovery 4/11.

				IRR	PV disc @				IRR	PV disc @
				3.17%	3.17%				3.17%	3.17%

				Total	Discounted				Total	Discounted
Date	Balance	Principal	Interest	Cashflow	Cashflow	Balance	Principal	Interest	Cashflow	Cashflow
Book Value				(3,500,000)		Book Value			(3,500,000)
Net PV					3,500,000	Net PV				3,500,000
1/3/2009	3,500,000					3,500,000
4/3/2009	3,500,000	—	27,705	27,705	27,487	3,500,000	—	27,705	27,705	27,487
7/3/2009	3,500,000	—	27,705	27,705	27,271	3,500,000	—	27,705	27,705	27,271
10/3/2009	3,500,000	—	27,705	27,705	27,057	3,500,000	—	27,705	27,705	27,057
1/3/2010	3,500,000	—	27,705	27,705	26,845	3,500,000	—	27,705	27,705	26,845
4/3/2010	3,500,000	—	27,705	27,705	26,634	3,500,000	—	27,705	27,705	26,634
7/3/2010	3,500,000	—	27,705	27,705	26,425	3,500,000	—	27,705	27,705	26,425
10/3/2010	3,500,000	—	27,705	27,705	26,217	3,500,000	—	27,705	27,705	26,217
1/3/2011	3,500,000	—	27,705	27,705	26,011	3,500,000	—	27,705	27,705	26,011
4/3/2011	3,500,000	—	27,705	27,705	25,807	3,500,000	—	27,705	27,705	25,807
7/3/2011	3,500,000	—	27,705	27,705	25,604	3,500,000	—	27,705	27,705	25,604
10/3/2011	3,500,000	—	27,705	27,705	25,403	3,500,000	—	27,705	27,705	25,403
1/3/2012	3,500,000	—	27,705	27,705	25,204	3,500,000	—	27,705	27,705	25,204
4/3/2012	3,500,000	—	27,705	27,705	25,006	3,500,000	—	27,705	27,705	25,006
7/3/2012	3,500,000	—	27,705	27,705	24,809	3,500,000	—	27,705	27,705	24,809
10/3/2012	3,500,000	—	27,705	27,705	24,614	3,500,000	—	27,705	27,705	24,614
1/3/2013	3,500,000	—	27,705	27,705	24,421	3,500,000	—	27,705	27,705	24,421
4/3/2013	3,500,000	—	27,705	27,705	24,229	3,500,000	—	27,705	27,705	24,229
7/3/2013	3,500,000	—	27,705	27,705	24,039	3,500,000	—	27,705	27,705	24,039
10/3/2013	3,500,000	—	27,705	27,705	23,850	3,500,000	—	27,705	27,705	23,850
1/3/2014	3,500,000	—	27,705	27,705	23,663	3,500,000	—	27,705	27,705	23,663
4/3/2014	3,500,000	—	27,705	27,705	23,477	3,500,000	—	27,705	27,705	23,477
7/3/2014	3,500,000	—	27,705	27,705	23,293	3,500,000	—	27,705	27,705	23,293
10/3/2014	3,500,000	—	27,705	27,705	23,110	3,500,000	—	27,705	27,705	23,110
1/3/2015	3,500,000	—	27,705	27,705	22,928	3,500,000	—	27,705	27,705	22,928
4/3/2015	3,500,000	—	27,705	27,705	22,748	3,500,000	—	27,705	27,705	22,748
7/3/2015	3,500,000	—	27,705	27,705	22,570	3,500,000	—	27,705	27,705	22,570
10/3/2015	3,500,000	—	27,705	27,705	22,392	3,500,000	—	27,705	27,705	22,392
1/3/2016	3,500,000	—	27,705	27,705	22,217	3,500,000	—	27,705	27,705	22,217
4/3/2016	3,500,000	—	27,705	27,705	22,042	3,500,000	—	27,705	27,705	22,042
7/3/2016	3,500,000	—	27,705	27,705	21,869	3,500,000	—	27,705	27,705	21,869
10/3/2016	3,500,000	—	27,705	27,705	21,697	3,500,000	—	27,705	27,705	21,697
1/3/2017	3,500,000	—	27,705	27,705	21,527	3,500,000	—	27,705	27,705	21,527
4/3/2017	3,500,000	—	27,705	27,705	21,358	3,500,000	—	27,705	27,705	21,358
7/3/2017	3,500,000	—	27,705	27,705	21,190	3,500,000	—	27,705	27,705	21,190
10/3/2017	3,500,000	—	27,705	27,705	21,024	3,500,000	—	27,705	27,705	21,024
1/3/2018	3,500,000	—	27,705	27,705	20,858	3,500,000	—	27,705	27,705	20,858
4/3/2018	3,500,000	—	27,705	27,705	20,695	3,500,000	—	27,705	27,705	20,695
7/3/2018	3,500,000	—	27,705	27,705	20,532	3,500,000	—	27,705	27,705	20,532
10/3/2018	3,500,000	—	27,705	27,705	20,371	3,500,000	—	27,705	27,705	20,371
1/3/2019	3,500,000	—	27,705	27,705	20,211	3,500,000	—	27,705	27,705	20,211

1

				IRR	PV disc @				IRR	PV disc @
				3.17%	3.17%				3.17%	3.17%

				Total	Discounted				Total	Discounted
Date	Balance	Principal	Interest	Cashflow	Cashflow	Balance	Principal	Interest	Cashflow	Cashflow
4/3/2019	3,500,000	—	27,705	27,705	20,052	3,500,000	—	27,705	27,705	20,052
7/3/2019	3,500,000	—	27,705	27,705	19,895	3,500,000	—	27,705	27,705	19,895
10/3/2019	3,500,000	—	27,705	27,705	19,738	3,500,000	—	27,705	27,705	19,738
1/3/2020	3,500,000	—	27,705	27,705	19,583	3,500,000	—	27,705	27,705	19,583
4/3/2020	3,500,000	—	27,705	27,705	19,430	3,500,000	—	27,705	27,705	19,430
7/3/2020	3,500,000	—	27,705	27,705	19,277	3,500,000	—	27,705	27,705	19,277
10/3/2020	3,500,000	—	27,705	27,705	19,126	3,500,000	—	27,705	27,705	19,126
1/3/2021	3,500,000	—	27,705	27,705	18,975	3,500,000	—	27,705	27,705	18,975
4/3/2021	3,500,000	—	27,705	27,705	18,826	3,500,000	—	27,705	27,705	18,826
7/3/2021	3,500,000	—	27,705	27,705	18,679	3,500,000	—	27,705	27,705	18,679
10/3/2021	3,500,000	—	27,705	27,705	18,532	3,500,000	—	27,705	27,705	18,532
1/3/2022	3,500,000	—	27,705	27,705	18,386	3,500,000	—	27,705	27,705	18,386
4/3/2022	3,500,000	—	27,705	27,705	18,242	3,500,000	—	27,705	27,705	18,242
7/3/2022	3,500,000	—	27,705	27,705	18,099	3,500,000	—	27,705	27,705	18,099
10/3/2022	3,500,000	—	27,705	27,705	17,957	3,500,000	—	27,705	27,705	17,957
1/3/2023	3,500,000	—	27,705	27,705	17,816	3,500,000	—	27,705	27,705	17,816
4/3/2023	3,500,000	—	27,705	27,705	17,676	3,500,000	—	27,705	27,705	17,676
7/3/2023	3,500,000	—	27,705	27,705	17,537	3,500,000	—	27,705	27,705	17,537
10/3/2023	3,500,000	—	27,705	27,705	17,399	3,500,000	—	27,705	27,705	17,399
1/3/2024	3,500,000	—	27,705	27,705	17,262	3,500,000	—	27,705	27,705	17,262
4/3/2024	3,500,000	—	27,705	27,705	17,127	3,500,000	—	27,705	27,705	17,127
7/3/2024	3,500,000	—	27,705	27,705	16,992	3,500,000	—	27,705	27,705	16,992
10/3/2024	3,500,000	—	27,705	27,705	16,859	3,500,000	—	27,705	27,705	16,859
1/3/2025	3,500,000	—	27,705	27,705	16,727	3,500,000	—	27,705	27,705	16,727
4/3/2025	3,500,000	—	27,705	27,705	16,595	3,500,000	—	27,705	27,705	16,595
7/3/2025	3,500,000	—	27,705	27,705	16,465	3,500,000	—	27,705	27,705	16,465
10/3/2025	3,500,000	—	27,705	27,705	16,336	3,500,000	—	27,705	27,705	16,336
1/3/2026	3,500,000	—	27,705	27,705	16,207	3,500,000	—	27,705	27,705	16,207
4/3/2026	3,500,000	—	27,705	27,705	16,080	3,500,000	—	27,705	27,705	16,080
7/3/2026	3,500,000	—	27,705	27,705	15,954	3,500,000	—	27,705	27,705	15,954
10/3/2026	3,500,000	—	27,705	27,705	15,828	3,500,000	—	27,705	27,705	15,828
1/3/2027	3,500,000	—	27,705	27,705	15,704	3,500,000	—	27,705	27,705	15,704
4/3/2027	3,500,000	—	27,705	27,705	15,581	3,500,000	—	27,705	27,705	15,581
7/3/2027	3,500,000	—	27,705	27,705	15,458	3,500,000	—	27,705	27,705	15,458
10/3/2027	3,500,000	—	27,705	27,705	15,337	3,500,000	—	27,705	27,705	15,337
1/3/2028	3,500,000	—	27,705	27,705	15,217	3,500,000	—	27,705	27,705	15,217
4/3/2028	3,500,000	—	27,705	27,705	15,097	3,500,000	—	27,705	27,705	15,097
7/3/2028	3,500,000	—	27,705	27,705	14,978	3,500,000	—	27,705	27,705	14,978
10/3/2028	3,500,000	—	27,705	27,705	14,861	3,500,000	—	27,705	27,705	14,861
1/3/2029	3,500,000	—	27,705	27,705	14,744	3,500,000	—	27,705	27,705	14,744
4/3/2029	3,500,000	—	27,705	27,705	14,628	3,500,000	—	27,705	27,705	14,628
7/3/2029	3,500,000	—	27,705	27,705	14,513	3,500,000	—	27,705	27,705	14,513
10/3/2029	3,500,000	—	27,705	27,705	14,399	3,500,000	—	27,705	27,705	14,399
1/3/2030	3,500,000	—	27,705	27,705	14,286	3,500,000	—	27,705	27,705	14,286
4/3/2030	3,500,000	—	27,705	27,705	14,174	3,500,000	—	27,705	27,705	14,174
7/3/2030	3,500,000	—	27,705	27,705	14,063	3,500,000	—	27,705	27,705	14,063
10/3/2030	3,500,000	—	27,705	27,705	13,952	3,500,000	—	27,705	27,705	13,952
1/3/2031	3,500,000	—	27,705	27,705	13,843	3,500,000	—	27,705	27,705	13,843
4/3/2031	3,500,000	—	27,705	27,705	13,734	3,500,000	—	27,705	27,705	13,734
7/3/2031	3,493,554	6,446	27,705	34,150	16,797	3,500,000	—	27,705	27,705	13,626
10/3/2031	3,478,008	15,546	27,654	43,200	21,081	3,500,000	—	27,705	27,705	13,519
1/3/2032	3,463,188	14,820	27,531	42,351	20,504	3,500,000	—	27,705	27,705	13,413
4/3/2032	3,447,602	15,586	27,413	42,999	20,654	3,500,000	—	27,705	27,705	13,308
7/3/2032	3,335,515	112,087	27,290	139,377	66,423	3,500,000	—	27,705	27,705	13,203
10/3/2032	3,319,902	15,613	26,403	42,016	19,866	3,500,000	—	27,705	27,705	13,100
1/3/2033	3,304,396	15,505	26,279	41,784	19,602	3,500,000	—	27,705	27,705	12,997
4/3/2033	2,643,266	661,130	26,156	687,286	319,884	3,394,066	105,934	27,705	133,639	62,200
7/3/2033	—	2,643,266	20,923	2,664,189	1,230,257	—	3,394,066	26,866	3,420,932	1,579,701

		3,500,000	2,703,071	6,203,071	3,500,000		3,500,000	2,714,221	6,214,221	3,500,000

Although this information has been obtained from sources, which we believe to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed.  This is for informational purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.  All herein listed securities are subject to availability and change in price.  Past performance is not indicative of future results while changes in any assumptions may have a material effect on projected results.

FTN Financial Group and FTN Financial Capital Markets are divisions of First Tennessee Bank National Association (FTB).  FTN Financial Securities Corp (FFSC), FTN Financial Capital Assets Corporation, and FTN Equity Capital Markets Corp (FTN Equity Capital) are wholly owned subsidiaries of FTB.  FFSC and FTN Equity Capital are members of the FINRA and SIPC—http://www.sipc.org/.  Equity research is provided by FTN Equity Capital.  FTN Financial Group, through First Tennessee Bank or its affiliates, offers investment products and services.

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